UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2012

Commission File Number  333-167277

(Translation of registrant’s name into English)
Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona  USA  85719
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.    Date of Material Change

State the date of the material change.

March 15, 2012

Item 3.    News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated March 15, 2012 was disseminated by Globe Newswire.

Item 4.    Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announce that it has arranged a non-brokered private placement for the sale of 500,000 common shares of the Company (the "Shares"), at C$0.07 per Share, to raise C$35,000.

The Company has provided POSCO Canada Ltd. (“POSCO”) with notice of this private placement pursuant to POSCO’s pre-emptive right contained in the subscription agreement dated August 23, 2011.  POSCO may exercise this right to acquire such number of shares as to maintain its current percentage of the issued and outstanding Shares.

See attached News Release.

Item 5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.  This item does not apply if, in respect of the transaction, your company sent an information circular to its security holders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.    Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.    Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.    Date of Report

March 16, 2012

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

Pan American Lithium Announces Non-brokered Private Placement

TUCSON, Ariz. – March 15, 2012  Pan American Lithium Corp.’s (the “Company” or “Pan American”) [(TSX-V:PL) (OTCBB/OTCQB:PALTF) http://www.panamericanlithium.com/] is pleased to announce that it has entered into a non-brokered private placement for the sale of 500,000 common shares of the Company (each, a “Share”) at $0.07 per Share to raise CDN$35,000. The proceeds will be used for working capital purposes.

The Company has provided POSCO Canada Ltd. (“POSCO”) with notice of this private placement pursuant to POSCO’s pre-emptive right contained in the subscription agreement dated August 23, 2011.  POSCO may exercise this right to acquire such number of shares as to maintain its current percentage of the issued and outstanding Shares until March 24, 2012. If POSCO exercises this right, the Company will issue a subsequent news release announcing the placement by POSCO.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.
/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

For further information contact:
Jodi Henderson, Corporate Secretary
1-520-989-0032
Email: jhenderson@kriyah.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Lithium Corp.

 Jodi Henderson
Jodi Henderson,
Corporate Secretary
Date: March 16, 2012